UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING THE 29TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On May 13, 2014, the registrant filed with the Tokyo Stock Exchange a notice regarding its 29th ordinary general meeting of shareholders, to be held on June 26, 2014. Attached is an English translation of the notice filed with the Tokyo Stock Exchange.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Kazuhiko Nakayama
	Name:	Kazuhiko Nakayama
	Title:	General Manager
Investor Relations Office

Date: May 13, 2014

May 13, 2014

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

NOTICE REGARDING THE 29TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

Nippon Telegraph and Telephone Corporation (the “Company”) hereby announces that, at a meeting of its board of directors held on May 13, 2014, the date, time, venue and purpose of its 29th Ordinary General Meeting of Shareholders were determined as stated below.

1. Date, Time and Venue of the Meeting:

(1) Date and Time:	10:00 a.m. on Thursday, June 26, 2014

(2) Venue:	International Convention Center PAMIR
Grand Prince Hotel New Takanawa
13-1, Takanawa 3-chome, Minato-ku, Tokyo

2. Purpose of the Meeting:

(1)	Matters to be reported

(i)	Report on the business report, consolidated balance sheet, consolidated statement of income, consolidated statements of changes in equity and comprehensive income and audit results of independent auditors and corporate auditors for the 29th fiscal year (from April 1, 2013 to March 31, 2014)

(ii)	Report on the non-consolidated balance sheet, non-consolidated statement of income and non-consolidated statements of changes in shareholders’ equity and other net assets for the 29th fiscal year (from April 1, 2013 to March 31, 2014)

(2)	Matters to be resolved

First Item	Appropriation of Retained Earnings
i) Year-end dividends
• 90 JPY per share of common stock
ii) Appropriation of other retained earnings
• Value of increase in items under retained earnings
Accumulated earned surplus: 531 billion yen
• Value of decrease in items under retained earnings
Other reserves: 531 billion yen

Second Item	Election of Eleven Board Members

	Satoshi Miura	(Current Position: Chairman of the Board of the Company)

	Hiroo Unoura	(Current Position: Representative Member of the Board and President and Chief Executive Officer of the Company)

	Hiromichi Shinohara	(Current Position: Member of the Board and Executive Vice President of the Company)

	Jun Sawada	(Candidate to be appointed)

	Mitsuyoshi Kobayashi	(Current Position: Member of the Board of the Company)

	Akira Shimada	(Current Position: Member of the Board of the Company)

	Hiroshi Tsujigami	(Current Position: Member of the Board of the Company)

	Tsunehisa Okuno	(Current Position: Member of the Board of the Company)

	Hiroki Kuriyama	(Candidate to be appointed)

	Katsuhiko Shirai	(Current Position: Member of the Board of the Company)

	Sadayuki Sakakibara	(Current Position: Member of the Board of the Company)

Third Item	Election of Two Audit & Supervisory Board Members

	Akiko Ide	(Candidate to be appointed)

	Takashi Iida	(Candidate to be appointed)

3. Other Matters

The “Notice of Convocation of the 29th Ordinary General Meeting of Shareholders” will be dispatched in early June 2014.

For further information, please contact: Takuro Hanaki Investor Relations Office Finance and Accounting Department Nippon Telegraph and Telephone Corporation TEL: +81-3-6838-5481